February 11, 2008

VIA ELECTRONIC FILING AND FACSIMILE

United States Securities and Exchange Commission

Washington, DC  20549

Attn:  Mr. John Herrington

Re:

MediaG3, Inc.
Registration Statement on Form SB-2
Filed January 30, 2008
File No. 333-148957

Dear Mr.Herrington:

MediaG3, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of that certain Registration Statement on Form SB-2 (File No. 333-148957) (the “Registration Statement”) to 2:00 p.m., Eastern Daylight Savings Time on Wednesday, February 13, 2008 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

February 11, 2008

Page Two

We also confirm that the undersigned is aware of his responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the Company’s securities specified in the Registration Statement.

Please contact the undersigned if you have any questions or comments regarding this matter.

Very truly yours,

MEDIAG3, INC.

                                                                        /s/ William Yuan

William Yuan

Chief Executive Officer